Exhibit 99.1
Separation of Ferrari from FCA Completed
Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) and Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that the separation of the Ferrari business from the FCA group was completed on January 3, 2016.
FCA shareholders are entitled to receive one common share of Ferrari for every 10 FCA common shares held. In addition, holders of FCA mandatory convertible securities are entitled to receive 0.77369 common shares of Ferrari for each MCS unit of $100 in notional amount. The Ferrari common shares outstanding following the separation are 188,923,499, while the issued common shares in the capital of Ferrari are 193,923,499.(1) In addition FCA shareholders participating in the company’s loyalty voting program will receive one special voting share of Ferrari for every 10 special voting shares of FCA held. The Ferrari special voting shares issued and outstanding as of completion of the separation are 56,497,618. Special voting shares are not listed and cannot be traded.
Ferrari common shares will continue to trade on the NYSE under the RACE ticker symbol, but from January 4, 2016, the shares will trade under the new CUSIP N3167Y 103. Ferrari common shares have been approved for listing and are expected to commence trading on the Mercato Telematico Azionario (“MTA”) on January 4, 2016, under the RACE ticker symbol and the ISIN code NL0011585146.
The MTA listing prospectus and related documents are available on the Corporate - Investors page of the www.ferrari.com website. The transfer agent and registrar for the Ferrari’s common shares is Computershare Trust Company, N.A. For questions relating to the distribution of Ferrari common shares, shareholders may contact Computershare via phone at +1-866-289-9404 or via email at web.queries@computershare.com. Any shareholder that holds common shares through a bank, broker or other intermediary or nominee, should contact that institution directly. Additional information on the separation is also available on the investor relations page of the www.fcagroup.com website.
London and Maranello, 3 January 2016

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(1) The issued share capital includes additional 5,000,000 common shares that are not outstanding and are retained in the treasury of the company. These shares are not traded nor voted and are therefore not considered to be “outstanding”.

For further information:
Fiat Chrysler Automobiles
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

Ferrari
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

This press release contains forward-looking statements. These statements are based on current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the control of FCA and Ferrari.